TIMBER HILL LLC
(SEC I.D. No. 8-28569)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2020
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

* * * * * * *

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange
Act of 1934 as a Public Document.

TIMBER HILL LLC

TABLE OF CONTENTS

Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112
USA

Tel.: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Directors and the Members of
Timber Hill LLC
Greenwich, CT

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Timber Hill LLC (the "Company") as of December 31, 2020 and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Deloitte & Touche LLP

February 26, 2021

We have served as the Company's auditor since 1985.

TIMBER HILL LLC
Statement of Financial Condition
As of December 31, 2020
(Dollars in thousands)

Assets

Cash and cash equivalents	$	63,780
Securities borrowed		479
Financial instruments owned, at fair value		
Financial instruments owned		-
Financial instruments owned and pledged as collateral		7,500
Total financial instruments owned, at fair value		7,500
Receivables from brokers, dealers, and clearing organizations		465
Receivables from affiliates		397
Dividends and interest receivable		301
Other assets		1,119
Total assets	$	74,041

Liabilities and members' equity

Liabilities

Securities loaned	$	271
Payables to brokers, dealers and clearing organizations		138
Payables to affiliates		5,666
Dividends and interest payable		9
Accounts payable, accrued expenses and other liabilities		226
		6,310
Members' capital		67,731
Total liabilities and members' capital	$	74,041

See accompanying notes to the statement of financial condition.

TIMBER HILL LLC
Notes to the Statement of Financial Condition
December 31, 2020
(Dollars in thousands, except share data, unless otherwise noted)

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1. **Organization and Nature of Business**

    Timber Hill LLC (the "Company") is a broker-dealer and a member of some securities and commodities exchanges. All security and commodity transactions are cleared either by the Company or through other clearing brokers and organizations. The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

    The Company is 99.99% owned and consolidated by IBG LLC (the "Parent"), a Connecticut limited liability company. The Company has several affiliates which are also majority owned by the Parent. The Parent and its subsidiaries, including the Company, are consolidated by Interactive Brokers Group, Inc. ("IBG, Inc."), a publicly traded U.S. corporation.

2. **Significant Accounting Policies**

    Basis of Presentation

    This statement of financial condition is presented in U.S. dollars and has been prepared in accordance with accounting principles generally accepted in the U.S. ("U.S. GAAP").

    In March 2020, the World Health Organization recognized the outbreak of the Coronavirus Disease 2019 ("COVID-19") caused by a novel strain of the coronavirus as a pandemic. The response of governments and societies to the COVID-19 pandemic, which includes temporary closures of certain businesses; social distancing; travel restrictions, "shelter in place" and other governmental regulations; and reduced consumer spending due to job losses, has significantly impacted volatility in the financial, commodities and energy markets, and general economic conditions.

    The effects of the COVID-19 pandemic on the Company's statement of financial condition were not significant.

    The impact of the COVID-19 pandemic on the Company's future financial results could be significant but currently cannot be quantified, as it will depend on numerous evolving factors that currently cannot be accurately predicted, including, but not limited to, the duration and spread of the pandemic; its impact on the Company's counterparties, employees and vendors; governmental actions in response to the pandemic; and the overall impact of the pandemic in the economy and society; among other factors. Any of these events could have significant accounting and financial reporting implications (i.e., reassessing accounting estimates related to the valuation of certain investments and contingency reserves). The Company has reviewed its assumptions related to the above estimates and have not made any adjustments.

    Use of Estimates

    The preparation of statement of financial condition in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts and disclosures in this statement of financial condition and accompanying notes. These estimates and assumptions are based on judgment and the best available information at the time. Therefore, actual results

TIMBER HILL LLC
Notes to the Statement of Financial Condition
December 31, 2020
(Dollars in thousands, except share data, unless otherwise noted)

could differ materially from those estimates. Such estimates include valuation of certain investments, compensation accruals, and contingency reserves.

Fair Value

Substantially all of the Company's assets and liabilities, including financial instruments are carried at fair value based on published market prices and are marked to market, or are assets and liabilities which are short-term in nature and are carried at amounts that approximate fair value.

The Company applies the fair value hierarchy in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 820, "Fair Value Measurement" ("ASC Topic 820"), to prioritize the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities and the lowest priority to unobservable inputs.

The three levels of the fair value hierarchy are:

Level 1   Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2   Quoted prices for similar assets in an active market, quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly.

Level 3   Prices or valuations that require inputs that are both significant to fair value measurement and unobservable.

Financial instruments owned, at fair value and financial instruments sold, but not yet purchased, at fair value are generally classified as Level 1 of the fair value hierarchy. The Company's Level 1 financial instruments, which are valued using quoted market prices as published by exchanges and clearing houses or otherwise broadly distributed in active markets, include U.S. government securities.

Cash and Cash Equivalents

Cash and cash equivalents consist of deposits with banks and all highly liquid investments, with maturities of three months or less, that are not segregated and deposited for regulatory purposes or to meet margin requirements at clearing houses and clearing banks.

Securities Borrowed and Securities Loaned

Securities borrowed and securities loaned are recorded at the amount of the cash collateral advanced or received. Securities borrowed transactions require the Company to provide counterparties with collateral, which may be in the form of cash, letters of credit or other securities. With respect to securities loaned, the Company receives collateral, which may be in

TIMBER HILL LLC
Notes to the Statement of Financial Condition
December 31, 2020
(Dollars in thousands, except share data, unless otherwise noted)

the form of cash or other securities in an amount generally in excess of the fair value of the securities loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as permitted contractually. The Company's policy is to net, in the statement of financial condition, securities borrowed and securities loaned entered into with the same counterparty that meet the offsetting requirements prescribed in FASB ASC Topic 210-20, "Balance Sheet – Offsetting" ("ASC Topic 210-20").

Financial Instruments Owned and Financial Instruments Sold, But Not Yet Purchased, at Fair Value

Financial instrument transactions are accounted for on a trade date basis. Financial instruments owned and financial instruments sold, but not yet purchased are stated at fair value based upon quoted market prices. The Company's financial instruments pledged to counterparties where the counterparty has the right, by contract or custom, to sell or repledge the financial instruments are reported as financial instruments owned and pledged as collateral in the statement of financial condition.

Receivables from and Payables to Brokers, Dealers and Clearing Organizations

Receivables from and payables to brokers, dealers and clearing organizations include net receivables and payables from unsettled trades, amounts receivable for securities not delivered by the Company to the purchaser by the settlement date ("fails to deliver") and cash deposits. Payables to brokers, dealers and clearing organizations also include amounts payable for securities not received by the Company from a seller by the settlement date ("fails to receive").

Dividends and Interest

Interest is accrued on securities borrowed and securities loaned contract amounts, interest bearing assets and liabilities included in financial instruments owned, at fair value and financial instruments sold, but not yet purchased, at fair value. Dividends are accrued on equity securities owned and sold, but not yet purchased on ex-dividend date. Interest and dividends are included in dividends and interest receivable, and dividends and interest payable, respectively, in the statement of financial condition.

Property and Equipment

Property and equipment, which is included in other assets in the statement of financial condition, consists of computer equipment.

Property and equipment are recorded at historical cost, less accumulated depreciation. Additions and improvements that extend the lives of assets are capitalized, while expenditures for repairs and maintenance are expensed as incurred. Depreciation is computed using the straight-line method. Computer equipment is depreciated over three to five years and office furniture and equipment are depreciated over five to seven years. Upon retirement or disposition of property and equipment, the cost and related accumulated depreciation are removed from the statement of financial condition. Fully depreciated assets are retired periodically throughout the year.

TIMBER HILL LLC
Notes to the Statement of Financial Condition
December 31, 2020
(Dollars in thousands, except share data, unless otherwise noted)

Stock-Based Compensation

The Company follows FASB ASC Topic 718, "Compensation - Stock Compensation" ("ASC Topic 718"), to account for its employees' participation in IBG. Inc.'s stock-based compensation plans. ASC Topic 718 requires all share-based payments to employees to be recognized in the statement of financial condition using a fair value-based method. Grants, which are denominated in U.S. dollars, are communicated to employees in the year of grant, thereby establishing the fair value of each grant. The fair value of awards granted to employees are generally expensed as follows: 50% in the year of grant in recognition of the plans' post-employment provisions (as described below) and the remaining 50% over the related vesting period utilizing the "graded vesting" method permitted under ASC Topic 718. In the case of "retirement eligible" employees (those employees older than 59), 100% of awards are expensed when granted.

Awards granted under stock-based compensation plans are subject to the plans' post-employment provisions in the event an employee ceases employment with the Company. The plans provide that employees who discontinue employment with the Company without cause and continue to meet the terms of the plans' post-employment provisions will be eligible to earn 50% of previously granted but not yet earned awards, unless the employee is over the age of 59, in which case the employee would be eligible to receive 100% of previously granted but not yet earned awards.

Income Taxes

The Company accounts for income taxes in accordance with FASB ASC Topic 740, "Income Taxes" ("ASC Topic 740"). The Company's deferred tax assets and liabilities, and reserves for unrecognized tax benefits are based on enacted tax laws and reflect management's best assessment of estimated future taxes to be paid. Determining income tax requires significant judgment and estimates.

The Company records tax liabilities in accordance with ASC Topic 740 and adjusts these liabilities when management's judgment changes as a result of the evaluation of new information not previously available. Because of the complexity of some of these uncertainties, the ultimate resolution may result in payments that are different from the current estimates of these tax liabilities.

The Company operates in the U.S. as a limited liability company that is treated as a partnership for U.S. federal income tax purposes. Accordingly, the Company's income is not subject to U.S. federal income taxes. Taxes related to income earned by partnerships represent obligations of the individual partners.

TIMBER HILL LLC
Notes to the Statement of Financial Condition
December 31, 2020
(Dollars in thousands, except share data, unless otherwise noted)

FASB Standards Adopted During 2020

Standard	Summary of guidance	Effect on statement of financial condition
Financial instruments – credit losses (Topic 326) *Issued June 2016*	• Replaces the current incurred loss impairment guidance and establishes a single allowance framework for financial assets carried at amortized cost. • The allowance shall reflect managements' estimate of credit losses over the life of the asset taking future economic changes into consideration. • As of the beginning of the reporting period of adoption, a cumulative-effect adjustment to retained earnings shall be recognized.	• Effective date: January 1, 2020. • The changes did not have a material impact on the Company's statement of financial condition. The Company elected the practical expedient relating to financial assets subject to collateral maintenance provisions.
Fair Value Measurement (Topic 820) *Issued August 2018*	• Eliminates the requirement to disclose: (a) the amount and reasons for transfers between Level 1 and Level 2 of the fair value hierarchy; (b) an entity's policy for timing of transfers between levels; (c) and an entity's valuation processes for Level 3 fair value measurements.	• Effective date: January 1, 2020. • Changes relating to Level 3 fair value measurements may be applied prospectively. All other changes should be applied retrospectively. • The adoption of the changes did not have a material impact on the Company's statement of financial condition.

Accounting Pronouncements Issued But Not Yet Adopted

Standard	Summary of guidance	Effect on statement of financial condition
Income Taxes (Topic 740) *Issued December 2019*	• Simplifies the accounting for income taxes by removing certain exceptions to the general principles in Topic 740.	• Effective date: January 1, 2021. Early adoption is permitted. • The changes are not expected to have a material impact on the Company's statement of financial condition.

TIMBER HILL LLC
Notes to the Statement of Financial Condition
December 31, 2020
(Dollars in thousands, except share data, unless otherwise noted)

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3. Trading Activities and Related Risks

Trading activities expose the Company to market and credit risks. These risks are managed in accordance with established risk management policies and procedures. To accomplish this, management has established a risk management process that includes:

- a regular review of the risk management process by executive management as part of its oversight role;

- defined risk management policies and procedures supported by a rigorous analytic framework; and

- articulated risk tolerance levels as defined by executive management that are regularly reviewed to ensure that the Company's risk-taking is consistent with its business strategy, capital structure, and current and anticipated market conditions.

Market Risk

The Company is exposed to various market risks. Exposures to market risks arise from equity price risk, foreign currency exchange rate fluctuations and changes in interest rates. The following discussion describes the types of market risk faced:

Equity Price Risk

Equity price risk arises from the possibility that equity security prices will fluctuate, affecting the value of equity securities and other instruments that derive their value from a particular stock, a defined basket of stocks, or a stock index. The Company attempts to limit such risks by continuously reevaluating prices and by diversifying its portfolio and avoiding concentrations of positions based on the same underlying security.

Currency Risk

Currency risk arises from the possibility that fluctuations in foreign exchange rates will impact the value of financial instruments. The Company manages this risk using spot (i.e., cash) currency transactions and currency forward contracts, as needed.

Interest Rate Risk

Interest rate risk arises from the possibility that changes in interest rates will affect the value of financial instruments. The Company is exposed to interest rate risk on cash balances and fixed income securities. These risks are managed through investment policies and by entering into interest rate futures contracts, as needed.

TIMBER HILL LLC
Notes to the Statement of Financial Condition
December 31, 2020
(Dollars in thousands, except share data, unless otherwise noted)

Credit Risk

The Company is exposed to risk of loss if an individual, counterparty or issuer fails to perform its obligations under contractual terms ("default risk"). Both cash instruments and derivatives expose the Company to default risk. The Company has established policies and procedures for mitigating credit risk on principal transactions, including reviewing and establishing limits for credit exposure, maintaining collateral, and continually assessing the creditworthiness of counterparties.

The Company's credit risk is limited in that substantially all of the contracts entered into are settled directly at securities and commodities clearing houses and a small portion is settled through member firms and banks with substantial financial and operational resources.

In the normal course of business, the Company executes and settles various securities transactions. Execution of these transactions includes the purchase and sale of securities which exposes the Company to default risk arising from the potential that counterparties or affiliates may fail to satisfy their obligations. In these situations, the Company may be required to purchase or sell financial instruments at unfavorable market prices to secure settlement or satisfy obligations to other counterparties or affiliates. Liabilities to other brokers and dealers related to unsettled transactions (i.e., securities fails to receive) are recorded at the amount for which the securities were purchased, and are paid upon receipt of the securities from other brokers or dealers. In the case of aged securities fails to receive, the Company may purchase the underlying security in the market and seek reimbursement for any losses from the counterparty.

For cash management purposes, the Company may enter into short-term securities purchased under agreements to resell and securities sold under agreements to repurchase transactions ("repos") in addition to securities borrowing and lending arrangements, all of which may result in credit exposure in the event the counterparty to a transaction is unable to fulfill its contractual obligations. Repos are collateralized by securities with a market value in excess of the obligation under the contract. Similarly, securities lending agreements are collateralized by deposits of cash or securities. The Company attempts to minimize credit risk associated with these activities by monitoring collateral values on a daily basis and requiring additional collateral to be deposited with or returned to the Company as permitted under contractual provisions.

Concentrations of Credit Risk

The Company's exposure to credit risk associated with its trading and other activities is measured on an individual counterparty basis, as well as by groups of counterparties that share similar attributes. Concentrations of credit risk can be affected by changes in political, industry, or economic factors. To reduce the potential for risk concentration, credit limits are established and exposure is monitored in light of changing counterparty and market conditions. As of December 31, 2020, the Company did not have any material concentrations of credit risk outside the ordinary course of business.

TIMBER HILL LLC
Notes to the Statement of Financial Condition
December 31, 2020
(Dollars in thousands, except share data, unless otherwise noted)

Off-Balance Sheet Risks

The Company may be exposed to a risk of loss not reflected in the statement of financial condition to settle futures and certain over-the-counter contracts at contracted prices, which may require repurchase or sale of the underlying products in the market at prevailing prices. Accordingly, these transactions result in off-balance sheet risk as the Company's cost to liquidate such contracts may exceed the amounts reported in the Company's statement of financial condition.

4.   Financial Assets and Financial Liabilities

Financial Assets and Liabilities Measured at Fair Value on a Recurring Basis

The following table sets forth, by level within the fair value hierarchy (see Note 2), financial assets and liabilities measured at fair value on a recurring basis as of December 31, 2020. As required by ASC Topic 820, financial assets and financial liabilities are classified in their entirety based on the lowest level of input that is significant to the respective fair value measurement.

	Level 1	Level 2	Level 3	Total
Financial instruments owned, at fair value				
U.S. government securities	$ 7,500	$ -	$ -	$ 7,500
Total financial instruments owned, at fair value	$ 7,500	$ -	$ -	$ 7,500

Level 3 Financial Assets and Financial Liabilities

The Company's Level 3 financial assets and financial liabilities were comprised of delisted securities reported within financial instruments owned, at fair value and financial instruments sold, but not yet purchased, at fair value in the statement of financial condition. The following table reports Level 3 activities for the year ended December 31, 2020:

	Financial Assets	Financial Liabilities
Balance, January 1, 2020	$ 2	$ 1
Total gains or losses (realized/unrealized) – included in earnings	(2)	(1)
Balance, December 31, 2020	$ -	$ -

During the year ended December 31, 2020, there were no transfers in or out of Level 3 financial assets and liabilities.

TIMBER HILL LLC
Notes to the Statement of Financial Condition
December 31, 2020
(Dollars in thousands, except share data, unless otherwise noted)

Financial Assets and Liabilities Not Measured at Fair Value

The following table represents the carrying value, fair value, and fair value hierarchy category of certain financial assets and liabilities that are not recorded at fair value in the Company's statement of financial condition as of December 31, 2020. The following table excludes all non-financial assets and liabilities.

		Carrying Value		Fair Value		Level 1		Level 2		Level 3
Financial assets, not measured at fair value										
Cash and cash equivalents	$	63,780	$	63,780	$	63,780	$	-	$	-
Securities borrowed		479		479		-		479		-
Receivables from brokers, dealers, and clearing organizations		465		465		-		465		-
Receivables from affiliates		397		397		-		397		-
Dividends and interest receivable		301		301		-		301		-
Investments in associates, included in other assets		992		992		-		-		992
Total financial assets, not measured at fair value	$	66,414	$	66,414	$	63,780	$	1,642	$	992
Financial liabilities, not measured at fair value										
Securities loaned	$	271	$	271	$	-	$	271	$	-
Payables to brokers, dealers and clearing organizations		138		138		-		138		-
Payables to affiliates		5,666		5,666		-		5,666		-
Dividends and interest payable		9		9		-		9		-
Total financial liabilities, not measured at fair value	$	6,084	$	6,084	$	-	$	6,084	$	-

Netting of Financial Assets and Financial Liabilities

The Company's policy is to net securities borrowed and securities loaned that meet the offsetting requirements prescribed in ASC Topic 210-20. In the table below, the amounts of financial instruments that are not offset in the statement of financial condition, but could be netted against cash or financial instruments with specific counterparties under master netting agreements, according to the terms of the agreements are presented to provide statement of financial condition readers with the Company's net payable or receivable with counterparties for these financial instruments.

The following table sets forth the netting of financial assets and of financial liabilities as of December 31, 2020:

		Gross Amounts of Financial Assets and Liabilities Recognized		Amounts Offset in the Statement of Financial Condition		Net Amounts Presented in the Statement of Financial Condition		Amounts Not Offset in the Statement of Financial Condition (Cash or Financial Instruments)		Net Amount
Offsetting of financial assets										
Securities borrowed	$	479	$	-	$	479	$	(361)	$	118
Total	$	479	$	-	$	479	$	(361)	$	118
Offsetting of financial liabilities										
Securities loaned	$	271	$	-	$	271	$	(271)	$	-
Total	$	271	$	-	$	271	$	(271)	$	-

TIMBER HILL LLC
Notes to the Statement of Financial Condition
December 31, 2020
(Dollars in thousands, except share data, unless otherwise noted)

Secured Financing Transactions – Maturities and Collateral Pledged

The following table presents gross obligations for securities loaned transactions by remaining contractual maturity and class of collateral loaned as of December 31, 2020:

| | | Remaining Contractual Maturity | | | |
	Overnight and Open	Less than 30 days	30-90 days	Over 90 days	Total
Securities loaned					
Stocks	$ 271	$ -	$ -	$ -	$ 271
Total	$ 271	$ -	$ -	$ -	$ 271

5. Collateralized Transactions

The Company enters into securities borrowing and lending transactions to finance trading inventory, to obtain securities for settlement and to earn residual interest rate spreads. Under these transactions, the Company either receives or provides collateral, including equity securities. Under many agreements, the Company is permitted to sell or repledge securities received as collateral and enter into securities lending transactions or deliver these securities to counterparties to cover short positions.

The following table summarizes the amounts related to collateralized transactions at December 31, 2020:

	Permitted to Repledge	Sold or Repledged
Securities lending transactions	$ 442	$ 268
Total	$ 442	$ 268

In the normal course of business, the Company pledges qualified securities with clearing organizations to satisfy daily margin and clearing fund requirements.

Financial instruments owned and pledged as collateral, including amounts pledged to affiliates, where the counterparty has the right to repledge, at December 31, 2020 are presented in the following table:

U.S. government securities	$ 7,500
Total financial instruments owned and pledged as collateral	$ 7,500

TIMBER HILL LLC
Notes to the Statement of Financial Condition
December 31, 2020
(Dollars in thousands, except share data, unless otherwise noted)

6. Other Assets

The following table summarizes the amounts included in other assets in the statement of financial condition as of December 31, 2020:

Investments in associates		992
Property and equipment		10
Others		117
Total other assets	$	1,119

7. Employee Incentive Plans

Defined Contribution Plan

The Company offers all employees who have met minimum service requirements the opportunity to participate in defined contribution retirement plans qualifying under the provisions of Section 401(k) of the Internal Revenue Code. The general purpose of this plan is to provide employees with an incentive to make regular savings in order to provide additional financial security during retirement. This plan provides for the Company to match 50% of the employees' pre-tax contribution, up to a maximum of 10% of eligible earnings. The employee is vested in the matching contribution incrementally over six years of service.

2007 Stock Incentive Plan

Under IBG, Inc.'s Stock Incentive Plan, up to 30 million shares of IBG, Inc.'s Class A common stock may be issued to satisfy vested restricted stock units granted to directors, officers, employees, contractors and consultants of the Company. The purpose of the Stock Incentive Plan is to promote the Company's long term financial success by attracting, retaining and rewarding eligible participants.

The Stock Incentive Plan is administered by the Compensation Committee of IBG, Inc.'s Board of Directors. The Compensation Committee has discretionary authority to determine the eligibility to participate in the Stock Incentive Plan and establishes the terms and conditions of the awards, including the number of awards granted to each participant and all other terms and conditions applicable to such awards in individual grant agreements. Awards are expected to be made primarily through grants of IBG, Inc.'s restricted stock units. Stock Incentive Plan awards are subject to issuance over time. All previously granted but not yet earned awards may be cancelled by the Company upon the participant's termination of employment or violation of certain applicable covenants prior to issuance, unless determined otherwise by the Compensation Committee.

The Stock Incentive Plan provides that, upon a change in control, the Compensation Committee may, at its discretion, fully vest any granted but not yet earned awards under the Stock Incentive Plan, or provide that any such granted but not yet earned awards will be honored or assumed, or new rights substituted by the new employer on a substantially similar basis and on terms and conditions substantially comparable to those of the Stock Incentive Plan.

TIMBER HILL LLC
Notes to the Statement of Financial Condition
December 31, 2020
(Dollars in thousands, except share data, unless otherwise noted)

IBG, Inc. is expected to continue to grant awards on or about December 31 of each year to eligible participants, including employees of the Company, as part of an overall plan of equity compensation. Restricted stock units vest and become distributable to participants in accordance with the following schedule:

- 10% on the first vesting date, which is on or about May 9 of each year; and

- an additional 15% on each of the following six anniversaries of the first vesting, assuming continued employment with the Company and compliance with non-competition and other applicable covenants.

For the year ended December 31, 2020, the Company's employees were granted 12,421 restricted stock units with fair value of $712.

Estimated future grants under the Stock Incentive Plan are accrued for ratably during each year. In accordance with the vesting schedule, outstanding awards vest and are distributed to participants yearly on or about May 9 of each year. At the end of each year, there are no vested awards that remain undistributed.

The following summarizes the Stock Incentive Plan activity for the period from December 31, 2019 through December 31, 2020:

	Stock Incentive Plan ("SIP") (Units)	Intrinsic Value of SIP Shares which Vested and were Distributed ($millions) [1]
Balance, December 31, 2019	172,770	
Granted	12,421	
Cancelled	(370)	
Distributed	(63,937)	$2.6
Balance, December 31, 2020	120,884	

(1) Intrinsic value of SIP units distributed represents the compensation value reported to the participants.

Awards previously granted but not yet earned, under the stock plans are subject to the plans' post-employment provisions in the event a participant ceases employment with the Company. Through December 31, 2020, a total of 381,696 restricted stock units have been distributed under these post-employment provisions.

TIMBER HILL LLC
Notes to the Statement of Financial Condition
December 31, 2020
(Dollars in thousands, except share data, unless otherwise noted)

8. **Commitments, Contingencies and Guarantees**

Litigation

The Company is subject to certain pending and threatened legal, regulatory and governmental actions and proceedings that arise out of the normal course of business. Given the inherent difficulty of predicting the outcome of such matters, particularly in proceedings where claimants seek substantial or indeterminate damages, or which are in their early stages, the Company is generally not able to quantify the actual loss or range of loss related to such legal proceedings, the manner in which they will be resolved, the timing of their final resolution or the ultimate settlement. Management believes that the resolution of these matters will not have a material effect, if any, on the Company's business or financial condition.

The Company accounts for potential losses related to litigation in accordance with FASB ASC Topic 450, "Contingencies." As of December 31, 2020, no reserves for potential losses related to litigation matters were deemed necessary.

Guarantees

The Company provides guarantees to securities and commodities clearing houses and exchanges which meet the accounting definition of a guarantee under FASB ASC Topic 460, "Guarantees." Under standard membership agreements, clearing house and exchange members are required to guarantee collectively the performance of other members. Under the agreements, if a member becomes unable to satisfy its obligations, other members would be required to meet shortfalls. In the opinion of management, the Company's liability under these arrangements is not quantifiable and could exceed the cash and securities they have posted as collateral. However, the potential for the Company to be required to make payments under these arrangements is remote. Accordingly, no contingent liability is carried in the statement of financial condition for these arrangements.

Other Commitments

Certain clearing houses, clearing banks and firms used by the Company are given a security interest in certain assets of the Company held by those clearing organizations. These assets may be applied to satisfy the obligations of the Company to the respective clearing organizations.

TIMBER HILL LLC
Notes to the Statement of Financial Condition
December 31, 2020
(Dollars in thousands, except share data, unless otherwise noted)

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9. Related Party Transactions

The Company's related party transactions are mainly with its Parent, and some of its affiliates, primarily Interactive Brokers LLC ("IBL"), a registered broker-dealer in the U.S. All related party transactions have been executed under arm's length conditions.

In the normal course of business, the Company enters into securities, securities lending, and securities purchased under agreements to resell transactions with affiliates. The Company also shares administrative, financial and technological resources with affiliates. All related party transactions have been executed under arm's length conditions.

All affiliate receivables and payables are reported gross by affiliate.

Included in the statement of financial condition are the following amounts with related parties at December 31, 2020:

Assets		
Securities borrowed	$	479
Receivables from brokers, dealers, and clearing organizations		55
Receivables from affiliates		397
Dividends and interest receivable		83
Total assets with related parties	$	1,014
Liabilities		
Securities loaned	$	271
Payables to affiliates		5,666
Dividends and interest payable		9
Total liabilities with related parties	$	5,946

10. Net Capital Requirements

The Company is required to maintain net capital in excess of the requirement calculated in accordance with the Uniform Net Capital Rule (Rule 15c3-1) under the Securities and Exchange Act of 1934. The Company has elected to use the alternative method permitted by Rule 15c3-1, which requires the Company, as a broker-dealer, to maintain minimum net capital in an amount not less than one thousand dollars. Rule 15c3-1 also provides that equity capital may not be withdrawn, or cash dividends paid if resulting net capital would be less than 5% of aggregate debits. At December 31, 2020, the Company had net capital of $66,048, which was $65,798 in excess of required net capital of $250.

TIMBER HILL LLC
Notes to the Statement of Financial Condition
December 31, 2020
(Dollars in thousands, except share data, unless otherwise noted)

11. **Subsequent Events**

As required by FASB ASC Topic 855, "Subsequent Events," the Company has evaluated subsequent events for adjustment to or disclosure in its statement of financial condition through the date the statement of financial condition was issued. No recordable or disclosable events, not otherwise reported in this statement of financial condition or the notes thereto, occurred.

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